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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
under
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AVENTIS
(Name of subject company)

AVENTIS
(Name of person filing statement)

Ordinary Shares
nominal value 3.82 Euros per Ordinary Share
(Title of class of securities)

053561106
(CUSIP Number of class of securities)

Patrick Langlois
Chief Financial Officer
67917 Strasbourg CEDEX 9
FRANCE
(011) (33) 3 88 99 11 00
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person filing statement)

Copy to:
George J. Sampas
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
(011) (4420) 7959-8900

☒    Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

        The following press release was issued by Aventis (the "Company" or "Aventis") on January 26, 2004. Aventis shareholders are urged to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by the Company with the U.S. Securities and Exchange Commission (the "SEC"), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC's website at www.sec.gov.

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Press Release

Your Contact:
Tony Roddam Aventis Global Media Relations Tel.: +33 3 88 99 11 38 Tony.Roddam@Aventis.com	Corinne Hoff Aventis Global Media Relations Tel.: +33 3 88 99 11 16 Corinne.Hoff@Aventis.com

Aventis Management Board rejects hostile offer from Sanofi-Synthelabo

Aventis Supervisory Board Chairman and Vice Chairman support the position of the Management Board

        Strasbourg, France, January 26, 2004—Aventis has been informed that Sanofi-Synthelabo has submitted an unsolicited offer to take control of Aventis.

        The Aventis Management Board, led by Chairman Igor Landau, would like to emphasize that the offer, which was launched without any prior approach from Sanofi-Synthelabo, is of a hostile nature and does not take into account the wide range of risks associated with this move.

        Furthermore, the offer contains a premium of 3.6% over the last closing price of the Aventis share. The Management Board of Aventis believes that this proposal is not in the best interest of its shareholders, because it offers inferior value compared to the achievement of the current stand-alone strategy and would compel its shareholders to assume significant risks associated with Sanofi?s main products.

        The Management Board believes that there are other scenarios with a stronger industrial and social rationale.

        For these reasons, the Management Board has decided to recommend to the Supervisory Board to reject the offer. Jürgen Dormann, Chairman of the Supervisory Board, and Jean-René Fourtou, Vice Chairman of the Supervisory Board, will also recommend a rejection of the offer.

About Aventis

        Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Commission des Opérations de Bourse" in France, recently renamed "Autorité des marchés financiers".

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.

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